SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 15, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW ANSWERS THE CALL FOR MORE CHOICE WITH LAUNCH OF
SHAW DIGITAL PHONE

A reliable, fully featured and affordable residential telephone service

CALGARY, AB (February 14, 2005) — Shaw Communications announced today the launch of Shaw Digital Phone - a reliable, fully featured and affordable residential telephone service. Shaw Digital Phone combines local, long distance and the most popular calling features into a simple package for a fixed monthly fee. Shaw Digital Phone is immediately available in Calgary and will be rolled out to other Shaw markets throughout the year.

The service includes a local residential line, unlimited anytime long distance calling within Canada and the U.S. and six calling features: Voicemail, Call Display, Call Forwarding, 3-Way Calling, Call Return and Call Waiting. Professional installation, access to E9-1-1, directory and operator services, and 24/7/365 customer support are all part of the Shaw Digital Phone service at no additional cost. Customers also have the option of keeping their current home phone number and the service works with existing telephones in a customer’s home so no purchase of additional equipment is required.

“We are extremely excited about the launch of our digital phone service. Our customers will now have a reliable and credible alternative for their local and long distance telephone services,” said Jim Shaw, CEO of Shaw Communications Inc. “The triple-play of TV, Internet and telephone service has arrived in Western Canada. We know customers want reliable choices for their home communication needs, and we have answered that call with the launch of our Shaw Digital Phone service.”

Shaw Digital Phone is priced at $55.00 per month when bundled with any other Shaw services.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges. (Symbol: TSX-SJR.NV.B, NYSE-SJR).

Attention photo editors: Photo to be posted on wire by 1:00 pm mountain time following Calgary press conference.

For more information, please contact:
Jim Shaw
Shaw Communications Inc.
(403) 750-4500